Exhibit 99.1

Points International Ltd. to Present at Upcoming Conferences

TORONTO, May 5, 2009, Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the world’s leading loyalty reward solutions provider and owner of the Points.com portal, today announced that members of the management team will present to the investment community at the following financial conferences:

Renn Capital Annual Meeting and Investor Conference
Date: Friday, May 15, 2009
Time: 9:30 am CT
Location: The Hilton Anatole Hotel, Dallas, TX

JMP Securities Investor Conference
Date: Wednesday, May 19, 2009
Time: 4:00 pm PT
Location: The Ritz-Carlton Hotel, San Francisco, CA

About Points International Ltd.
Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 30 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage(R) program, Aeroplan(R), AsiaMiles(TM), British Airways Executive Club, Wyndham Rewards(R), Delta SkyMiles(R) and InterContinental Hotels Group's Priority Club(R) Rewards. Redemption partners include Amazon.com(R) and Starbucks. For more information, visit http://www.points.com.

Consumer Website: www.points.com
Corporate Website: www.pointsinternational.com

CONTACT:
Anthony Lam, CA, CFO	Alex Wellins or Brinlea Johnson
Points International Ltd.	The Blueshirt Group
(416) 596-6382	(415) 217-7722
anthony.lam@points.com	alex@blueshirtgroup.com